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CUSIP No. 40413N106                 SCHEDULE 13D                    Page 1 of 15
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                   NEW FILING

                              HCB BANCSHARES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    40413N106
                                 (CUSIP Number)

                               Mr. Joseph Stilwell
                             26 Broadway, 23rd Floor
                            New York, New York 10004
                            Telephone: (212) 269-5800

                                 with a copy to:
                           Spencer L. Schneider, Esq.
                                145 Hudson Street
                            New York, New York 10013
                            Telephone: (212) 431-7151
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 4, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 40413N106                 SCHEDULE 13D                    Page 2 of 15
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______________________________________________________________________________

    1      NAME OF REPORTING PERSONS.
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Stilwell Value Partners IV, L.P.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ X ]
               (See Instructions)                               (b)  [   ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS (See Instructions)
                  WC, OO
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [   ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       0
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       150,850
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       150,850
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          150,850
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                6.9%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON (See Instructions)
                PN
_____________________________________________________________________________

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CUSIP No. 40413N106                 SCHEDULE 13D                    Page 3 of 15
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______________________________________________________________________________

    1      NAME OF REPORTING PERSONS.
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Stilwell Associates, L.P.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ X ]
                 (See Instructions)                             (b)  [   ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS (See Instructions)
                  WC, OO
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [   ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       0
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       150,850
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       150,850
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          150,850
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)                               [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                6.9%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON (See Instructions)
                PN
_____________________________________________________________________________

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CUSIP No. 40413N106                 SCHEDULE 13D                    Page 4 of 15
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______________________________________________________________________________

    1      NAME OF REPORTING PERSONS.
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Stilwell Value LLC
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ X ]
               (See Instructions)                               (b)  [   ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS (See Instructions)
                  WC, OO
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [   ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       0
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       150,850
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       150,850
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          150,850
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)                            [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                6.9%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON (See Instructions)
                OO
_____________________________________________________________________________

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CUSIP No. 40413N106                 SCHEDULE 13D                    Page 5 of 15
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______________________________________________________________________________

    1      NAME OF REPORTING PERSONS.
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Joseph Stilwell
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ X ]
               (See Instructions)                               (b)  [   ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS (See Instructions)
                  PF, OO
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [   ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       0
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       150,850
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       150,850
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          150,850
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES  (See Instructions)                        [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                6.9%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON (See Instructions)
                IN
_____________________________________________________________________________

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CUSIP No. 40413N106                 SCHEDULE 13D                    Page 6 of 15
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Item 1.   Security and Issuer

          This Schedule 13D is being filed jointly by Stilwell Value Partners IV, L.P., a Delaware limited partnership ("Stilwell Value Partners IV"), Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"), Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC") and the general partner of Stilwell Value Partners IV and Stilwell Associates, and Joseph Stilwell, managing and sole member of Stilwell Value LLC. All of the filers of this Schedule 13D are collectively the "Group" or "Reporting Persons".

         This Schedule 13D relates to the common stock ("Common Stock") of HCB Bancshares, Inc. (the "Company" or the "Issuer"). The address of the principal executive offices of the Company is 237 Jackson Street, Camden, Arkansas 71701-3941. The joint filing agreement of the members of the Group is attached as Exhibit 1.

Item 2.   Identity and Background

          (a)-(c) This statement is filed by Joseph Stilwell, with respect to the shares of Common Stock beneficially owned by Mr. Stilwell, including: (i) shares of Common Stock held in the name of Stilwell Value Partners IV, in Mr. Stilwell's capacity as the managing and sole member of Stilwell Value LLC which is the general partner of Stilwell Value Partners IV and Stilwell Associates.

         The business address of the Reporting Persons is 26 Broadway, 23rd Floor, New York, New York 10004.

         The principal employment of Mr. Stilwell is investment management. Stilwell Value Partners IV and Stilwell Associates are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners IV and Stilwell Associates.

          (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) Mr. Stilwell is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

          The amount of funds expended to date by Stilwell Value Partners IV to acquire the 100,000 shares of Common Stock it holds in its name is $1,025,000. Such funds were provided in part from Stilwell Value Partners IV's available capital and, from time to time, in part by margin account loans from subsidiaries of The Bear Stearns Companies, Inc. ("Bear Stearns"), extended in the ordinary course of business.

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CUSIP No. 40413N106                 SCHEDULE 13D                    Page 7 of 15
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         The amount of funds expended to date by Stilwell Associates to acquire the 100 shares of Common Stock it holds in its name is $1,045. Such funds were provided in part from Stilwell Associate's available capital and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns extended in the ordinary course of business.

         The amount of funds expended to date by Joseph Stilwell to acquire the 50,750 shares of Common Stock he holds in his name is $547,062. Such funds were provided in part from Mr. Stilwell's personal funds and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns extended in the ordinary course of business.

         All purchases of Common Stock made by the Reporting Persons using funds borrowed from Bear Stearns, if any, were made in margin transactions on Bear Stearns' usual terms and conditions. All or part of the shares of Common Stock owned by members of the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Reporting Persons. Such loans generally bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4.   Purpose of Transaction

         The purpose of the acquisition of Common Stock of the Issuer by members of the Group is to profit from the appreciation in the market price of the Common Stock through the assertion of shareholder rights. The Group expects to actively assert shareholder rights, in the manner described below, with the intent to influence the policies of the Issuer. The members of the Group do not believe the value of the Issuer's assets are adequately reflected in the current market price of the Issuer's Common Stock

         Members of the Group believe, from available public information regarding the Issuer, that in order to maximize shareholder value within a reasonable period of time, the Issuer should engage in substantial stock repurchases of its shares and sell the Issuer to another institution. Members of the Group also believe that the Issuer can better evaluate all options to increase shareholder value by retaining an investment banking firm to advise it. Further, members of the Group believe that the Issuer should have its major shareholders sitting on its Board of Directors. Members of the Group are strongly opposed to the Issuer expanding until its below average return on equity is addressed.

         In the future members of the Group may, without limitation: (a) communicate and discuss their views with other shareholders, including discussions concerning the election of directors to the Board; (b) meet with management or representatives of the Issuer's Group if the Issuer is willing to discuss ways to maximize shareholder value and take immediate concrete steps to address the Group's concerns; (c) contact institutions, and/or agents of institutions, that may have an interest in acquiring the Issuer; (d) make proposals to the Issuer's Board and management (including with regard to a possible sale of the Issuer); (e) seek representation on the Issuer's Board; and/or (f) solicit proxies or written consents from other shareholders of the Issuer with respect to Board representation or other proposals for shareholder action.

         On May 1, 2000, certain members of the Group (the "Stilwell SPN Group") filed a Schedule 13D in connection with the common stock of Security of Pennsylvania Financial Corp. ("SPN"). Thereafter, the Stilwell SPN Group communicated with management of SPN and scheduled a meeting with senior management in order to discuss maximizing short and long-term value of SPN's assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced the signing of a definitive agreement under which Northeast Pennsylvania Financial Corp. agreed to acquire SPN and the Stilwell SPN Group disposed of its shares of SPN on the open market.

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CUSIP No. 40413N106                 SCHEDULE 13D                    Page 8 of 15
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         On July 7, 2000, certain members of the Group (the "Stilwell CMRN
Group") filed a Schedule 13D in connection with the common stock of Cameron Financial Corporation ("Cameron"). Thereafter the Stilwell CMRN Group exercised its shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron's list of shareholders, meeting with Cameron's management, demanding that the Board invite the Stilwell CMRN Group's representatives to join the Board, writing to other Cameron shareholders to express their dismay with management's inability to achieve shareholder value and publishing that letter in the local press. On October 6, 2000, Cameron announced that it had entered into an agreement to be acquired by Dickinson Financial Corp. and the Stilwell CMRN Group disposed of its shares of Cameron on the open market.

         On January 4, 2001, certain members of the Group (the "Stilwell CFIC Group") filed a Schedule 13D in connection with the common stock of Community Financial Corp. ("CFIC"). The Stilwell CFIC Group reported that it acquired the stock of CFIC for investment purposes after CFIC announced the sale of two of its four subsidiary banks and its intent to sell one or more of its remaining subsidiaries. On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries. Thereafter, the Stilwell CFIC Group announced its intention to run an alternate slate of directors at the 2001 annual meeting if CFIC did not sell the remaining subsidiary. On March 27, 2001, members of the Stilwell CFIC Group wrote to CFIC confirming that CFIC had agreed to meet with one of the Stilwell CFIC Group's proposed nominees to the Board. On March 30, 2001, before the meeting took place, CFIC announced that it had agreed to be merged with First Financial Corporation for cash estimated at $15.00 per share. The Stilwell CFIC Group, having accomplished its purpose of maximizing shareholder value, has announced that it will not seek representation on the Board or solicit proxies for use at the annual meeting.

         On February 23, 2001, certain members of the Group ("Stilwell MONT Group") filed a Schedule 13D in connection with the common stock of Montgomery Financial Corporation ("Montgomery"). In its Schedule 13D, the Stilwell MONT Group stated that it acquired the stock of Montgomery for investment purposes and that it believes the value of Montgomery's assets exceeds its current market price. Additionally, the Stilwell MONT Group stated that it expects to actively assert shareholder rights with the intent to influence the policies of Montgomery. The Stilwell MONT Group also stated that it believes Montgomery can increase shareholder value, within a reasonable period of time, by making additional repurchases of its shares and/or selling itself. On April 20, 2001, representatives of the Stilwell MONT Group met with representatives of the Montgomery's management and voiced their belief that the surest way to maximize shareholder value of the Montgomery Issuer is to sell it to a larger, more efficient institution. During the meeting, the Stilwell MONT Group's representatives announced it had decided to run an alternate slate of directors at Montgomery's annual meeting unless the Issuer enters into a transaction. On April 25, 2001, Stilwell Associates wrote to Montgomery demanding that it produce its record of shareholders. Montgomery complied with the demand and produced its record of shareholders, including its Cede & Co. list and a NOBO list.

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CUSIP No. 40413N106                 SCHEDULE 13D                    Page 9 of 15
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         In a Form 10Q filing dated May 14, 2001, Montgomery disclosed that its
Board had amended its bylaws requiring that directors or nominees to its Board must: (a) reside locally, (b) have a loan or deposit relationship with Montgomery's subsidiary bank for at least twelve months prior to nomination, (c) have served as a member of a local civic or community organization for at least twelve months during the five years prior to the nomination to the Board, and
(d) own 100 shares of Montgomery's stock. Additionally, the amended bylaws shortened the time for shareholders to notice their intention to nominate alternate directors at the 2001 annual meeting. In documents produced by Montgomery to members of the Stilwell MONT Group, it was revealed that eleven days after the filing of the Stilwell MONT Group's Original 13D, Montgomery's Board held a Special Meeting at which it adopted the foregoing amendment.

         On June 5, 2001, Montgomery issued a press release announcing that it hired Keefe Bruyette & Woods, Inc., an investment banking firm, to "provide investment banking services to help evaluate available alternatives to improve financial performance and maximize shareholder value." The press release continued, "These alternatives may include, but not be limited to, various means by which the Company may increase revenue and decrease expenses, as well as a potential acquisition or merger." Although members of the Stilwell MONT Group were encouraged by Montgomery's hiring of Keefe Bruyette & Woods, Inc., Montgomery did not enter into a transaction prior to the Stilwell MONT's Group's deadline to notice its intention to nominate alternate directors at the 2001 annual meeting. Therefore, on June 13, 2001, members of the Stilwell MONT Group served their notice of intention to nominate Richard L. Conrad and Jay C. Reynolds to the Board of Directors at the 2001 annual meeting. Although members of the Stilwell MONT Group believed it would have been successful in challenging the adoption of the amended bylaws in a court of law, members of the Stilwell MONT Group opted to nominate two qualified residents of the local community to the Board at the upcoming annual meeting.

         On November 17, 2000, certain members of the Group (the "Stilwell OTFC Group") filed a Schedule 13D in connection with the common stock of Oregon Trail Financial Corp. ("Oregon Trail"). In its Schedule 13D, the Stilwell OTFC Group stated that its purpose in acquiring the stock of Oregon Trail is to profit from the appreciation in the market price of its stock through the assertion of shareholder rights, including, but not limited to, seeking representation on its Board of Directors, communicating with other shareholders, and making proposals to management, including with regard to a possible sale of Oregon Trail. The Stilwell OTFC Group also stated that it believes that Oregon Trail can better evaluate all options to increase shareholder value by retaining an investment banking firm to advise it. On December 15, 2000, the Stilwell OTFC Group filed an amended Schedule 13D and reported that it had scheduled a meeting with representatives of Oregon Trail's management to discuss Oregon Trail's business plans and goals for return on equity. On January 9, 2001, the Stilwell OTFC Group filed an amended Schedule 13D reporting the commencement of a lawsuit to compel Oregon Trail to produce its list of shareholders and other records, including specified minutes of Board of Director meetings.

         On February 1, 2001, the Stilwell OTFC Group filed an amended Schedule 13D reporting that the parties had reached an agreement in principle for the production of the disputed items, to the extent they exist, and adjourned the court hearing, without date, in contemplation of entering into a written settlement agreement. In the amended Schedule 13D filed on February 1, 2001, the Stilwell OTFC Group also reported that during its January 25th meeting with Oregon Trail's management, the Stilwell OTFC Group proposed to Oregon Trail's representatives that it invite two of its nominees to sit on the Board. Oregon Trail agreed to consider the proposal.

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CUSIP No. 40413N106                 SCHEDULE 13D                   Page 10 of 15
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         On February 16, 2001, the Stilwell OTFC Group filed an amended Schedule
13D reporting that on February 14, 2001, Oregon Trail informed the Stilwell OTFC Group that it had rejected its proposal. The Stilwell OTFC Group reported that it will nominate an alternate slate of nominees to sit on the Board of Directors and that it will solicit proxies for this purpose. The Stilwell OTFC Group reported that it retained MalCon Proxy Advisors, Inc., as its proxy solicitor.

         In the amended Schedule 13D filed on February 16, 2001, the Stilwell OTFC Group also reported the filing of its lawsuit against Charles Henry Rouse, a director of Oregon Trail. The lawsuit seeks to remove Mr. Rouse from Oregon Trail's Board because Mr. Rouse allegedly violated Oregon Trail's residency requirement for directors. The Stilwell OTFC Group reserved the right to proceed against other directors for breaches of their fiduciary duties with respect to this and other events.

         On February 23, 2001, the Stilwell OTFC Group filed an amended Schedule 13D reporting that the parties were unable to enter into a settlement agreement of the shareholder list litigation referred to above because Oregon Trail decided to place unreasonable preconditions upon the production of the list. The hearing was held on May 4, 2001, and the Court has reserved its decision.

         On May 8, 2001, a member of the Stilwell OTFC Group sent a letter to Oregon Trail demanding that it remove one of its directors, Edward H. Elms, from the Board on the grounds that Mr. Elms allegedly gave false deposition testimony in the above-mentioned Rouse lawsuit. The letter stated that if Oregon Trail did not demand the resignation of Mr. Elms or commence an action to remove him by May 18, 2001, the Stilwell OTFC Group would commence a derivative action to remove Mr. Elms. Oregon Trail failed to abide by the demand within the specified deadline. Therefore, a derivative action was filed on May 22, 2001 by Stilwell Associates in the U.S. District Court for the District of Oregon seeking to remove Mr. Elms. On May 29, 2001, Oregon Trail and Mr. Elms filed their answer, defenses, affirmative defenses, counterclaims and third-party complaint against the Stilwell OTFC Group. This pleading denied the material allegations of the complaint and lodged four counterclaims and third-party claims alleging defamation and filing an incomplete, inaccurate and misleading Schedule 13D because the Group's May 8, 2001 Schedule 13D included the allegedly defamatory demand letter. The Stilwell OTFC Group intends to defend Oregon Trail's claims which it believes are without merit.

         On June 1, 2001, the Stilwell OTFC Group filed a Preliminary Schedule 14A with the SEC seeking clearance to solicit proxies to elect its nominee, Kevin Padrick, to the Board of Directors of Oregon Trail at the upcoming 2001 annual meeting.

         Members of the Group may make further purchases of shares of Common Stock. Members of the Group may dispose of any or all the shares of Common Stock held by them, although they have no current intention to do so. Except as noted in this Schedule 13D, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraph (a) through (j), inclusive, of Item (4) of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

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CUSIP No. 40413N106                 SCHEDULE 13D                   Page 11 of 15
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Item 5.   Interest in Securities of the Issuer

         The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 2,158,989, reported as the number of outstanding shares as of April 30, 2001, on a Form 10-Q dated May 15, 2001. All purchases and sales of Common Stock reported herein were made in open market transactions on The Nasdaq Small Cap Market System.

(A)  Stilwell Value Partners IV

     (a)   Aggregate number of shares beneficially owned: 150,850
           Percentage: 6.9%

     (b)   1.  Sole power to vote or to direct vote: 0
           2.  Shared power to vote or to direct vote: 150,850
           3.  Sole power to dispose or to direct the disposition: 0
           4.  Shared power to dispose or to direct disposition: 150,850

     (c) Within the past 60 days, Stilwell Value Partners IV purchased 100,000 shares of Common Stock for a total purchase price of $1,025,000. Said shares were purchased on June 4, 2001, for $10.25 per share.

     (d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners IV, Mr. Stilwell has the power to direct the affairs of Stilwell Value Partners IV, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners IV. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Value Partners IV with regard to those shares of Common Stock.

(B)  Stilwell Associates

     (a)   Aggregate number of shares beneficially owned: 150,850
           Percentage: 6.9%

     (b)   1.  Sole power to vote or to direct vote: 0
           2.  Shared power to vote or to direct vote: 150,850
           3.  Sole power to dispose or to direct the disposition: 0
           4.  Shared power to dispose or to direct disposition: 150,850

     (c) Within the past 60 days, Stilwell Associates purchased 100 shares of Common Stock for a total purchase price of $1,045. Said shares were purchased on May 25, 2001, for $10.45 per share.

     (d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Associates, Mr. Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

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CUSIP No. 40413N106                 SCHEDULE 13D                   Page 12 of 15
--------------------------------------------------------------------------------

(C)  Stilwell Value LLC

     (a)   Aggregate number of shares beneficially owned: 150,850
           Percentage: 6.9%

     (b)   1.  Sole power to vote or to direct vote: 0
           2.  Shared power to vote or to direct vote: 150,850
           3.  Sole power to dispose or to direct the disposition: 0
           4.  Shared power to dispose or to direct disposition: 150,850

     (c)   Stilwell Value LLC has made no purchases of Common Stock.

     (d) Because he is the managing and sole member of Stilwell Value LLC, Mr. Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners IV and Associates. Therefore, Stilwell Value LLC may be deemed to share with Mr. Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners IV and Stilwell Associates.

(D)  Mr. Joseph Stilwell

     (a)   Aggregate number of shares beneficially owned: 150,850
           Percentage: 6.9%

     (b)   1.  Sole power to vote or to direct vote: 0
           2.  Shared power to vote or to direct vote: 150,850
           3.  Sole power to dispose or to direct the disposition: 0
           4.  Shared power to dispose or to direct disposition: 150,850

     (c) The chart below sets forth all purchases of Common Stock which Stilwell Associates has made in the last 60 days. Said purchases total 50,750 shares of Common Stock for a total purchase price of $547,062.

       -------------------------------------------------------------------------
         Date      Number of Shares      Price Per Share ($)     Total Cost ($)
       -------------------------------------------------------------------------
        6/4/01          33,100                 10.25                 339,275
       -------------------------------------------------------------------------
        6/4/01           7,050               10.9443                  77,157
       -------------------------------------------------------------------------
        6/5/01           1,100               11.1536                  12,269
       -------------------------------------------------------------------------
        6/6/01             400               11.5275                   4,611
       -------------------------------------------------------------------------
       6/11/01           9,100                  12.5                 113,750
       -------------------------------------------------------------------------

 Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than the Joint Filing Agreement filed as Exhibit 1 to this filing, and as otherwise described below, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC and Mr. Joseph Stilwell, in their capacities, respectively, as a general partner and as a managing and sole member, as described in this Schedule 13D, are entitled to an allocation of a portion of profits.

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CUSIP No. 40413N106                 SCHEDULE 13D                   Page 13 of 15
--------------------------------------------------------------------------------

         See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits

        Exhibit No.      Description
        -----------      -----------
            1            Joint Filing Agreement.

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CUSIP No. 40413N106                 SCHEDULE 13D                   Page 14 of 15
--------------------------------------------------------------------------------


                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     June 14, 2001

                                      STILWELL VALUE PARTNERS IV, L.P.

                                      /s/ Joseph Stilwell
                                      ----------------------------------
                                      By: STILWELL VALUE LLC
                                          General Partner

                                      /s/ Joseph Stilwell
                                      ----------------------------------
                                      By: Joseph Stilwell
                                          Managing and Sole Member

                                      STILWELL ASSOCIATES, L.P.

                                      /s/ Joseph Stilwell
                                      ----------------------------------
                                      By: STILWELL VALUE LLC
                                          General Partner

                                      /s/ Joseph Stilwell
                                      ----------------------------------
                                      By: Joseph Stilwell
                                          Managing and Sole Member

                                      STILWELL VALUE LLC

                                      /s/ Joseph Stilwell
                                      ----------------------------------
                                      By: Joseph Stilwell
                                          Managing and Sole Member

                                      JOSEPH STILWELL

                                      /s/ Joseph Stilwell
                                      ----------------------------------
                                      Joseph Stilwell

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CUSIP No. 40413N106                 SCHEDULE 13D                   Page 15 of 15
--------------------------------------------------------------------------------


                                    EXHIBIT 1
                             JOINT FILING AGREEMENT

          Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date:     June 14, 2001

                                      STILWELL VALUE PARTNERS IV, L.P.

                                      /s/ Joseph Stilwell
                                      ----------------------------------
                                      By: STILWELL VALUE LLC
                                          General Partner

                                      /s/ Joseph Stilwell
                                      ----------------------------------
                                      By: Joseph Stilwell
                                          Managing and Sole Member

                                      STILWELL ASSOCIATES, L.P.

                                      /s/ Joseph Stilwell
                                      ----------------------------------
                                      By: STILWELL VALUE LLC
                                          General Partner

                                      /s/ Joseph Stilwell
                                      ----------------------------------
                                      By: Joseph Stilwell
                                          Managing and Sole Member

                                      STILWELL VALUE LLC

                                      /s/ Joseph Stilwell
                                      ----------------------------------
                                      By: Joseph Stilwell
                                          Managing and Sole Member

                                      JOSEPH STILWELL

                                      /s/ Joseph Stilwell
                                      ----------------------------------
                                      Joseph Stilwell